SAFEGUARD ASSET MANAGEMENT, LLC

CODE OF ETHICS

APRIL 2022

This Code of Ethics (the “Code”) is the sole property of SafeGuard Asset Management, LLC (the “Firm”) and must be returned to the Firm upon termination for any reason of a Supervised Person’s (as defined within this Code) association with the Firm. The contents of the Code are strictly confidential. Supervised Persons may not duplicate, copy or reproduce the Code in whole or in part or make it available in any form to non-Supervised Persons without prior approval in writing from the Firm’s Chief Compliance Officer (as defined within this Code).

Table of Contents

Contents

Introduction	3
I. General	5
A. Statement of General Principles	5
B. Initial and Annual Acknowledgment	5
C. Reporting Violations of the Code of Ethics	6
II. Supervised Persons’ Conduct	6
A. Conflicts of Interest	6
B. Outside Business Activities	6
C. Gifts and Entertainment	7
III. Prevention and Detection of Insider Trading	11
IV. Personal Trading Policies and Procedures	12
A. Pre-Clearance Procedures	12
B. Personal Trading Accounts	13
C. Investments in Limited Offerings and Initial Public Offerings	14
D. Reporting	14
E. Review	15
F. Remedial Actions	16

Introduction

This Code is applicable to each Supervised Person (as defined below) of the Firm and is intended to govern the activities and conduct of Supervised Persons on behalf of the Firm, as well as certain personal activities and conduct of Supervised Persons. The Code does not attempt to serve as a comprehensive guide regarding the conduct of Supervised Persons, but rather is intended to establish general rules of conduct and procedures applicable to all Supervised Persons.

Any questions regarding this Code, or other compliance issues, must be directed to the Chief Compliance Officer (“CCO”). The CCO is responsible for administering and implementing this Code. All Supervised Persons and Access Persons are required to be thoroughly familiar with the Firm’s standards and procedures as described in this Code.

In order to make it easier to review and understand the standards and procedures of this Code, commonly used terms are defined below:

“Access Person,” as defined in the Advisers Act means any Supervised Person of the Firm who: (i) has access to non-public information regarding investments, including the purchase or sale of Securities; (ii) has access to non-public information regarding the portfolio holdings of any Fund; (iii) is involved in making investment and Securities recommendations to the Funds; (iv) has access to such recommendations that are non-public; or (v) is a director, officer or partner of the Firm. All of SafeGuard's directors, officers, and partners are presumed to be Access Persons.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Beneficial Ownership” in Securities (as defined below) means direct or indirect pecuniary interest in the Securities held or shared directly or indirectly through any contract, arrangement, understanding, relationship or otherwise. A Supervised Person or Access Person is presumed to be a Beneficial Owner of Securities that are held by his or her immediate family members sharing the Supervised Person’s or the Access Person’s household or to which the Supervised Person and Access provides material financial support.

“Chief Compliance Officer” or “CCO” Person appointed by SafeGuard Asset Management, LLC whose duties are to administer the compliance policies and procedures and Code of Ethics.

“Client” means any entity to which the Firm provides investment advisory or management services, including investment funds and private accounts.

“Non-Discretionary Account” means an account for which the Supervised Person or Access Person has designated investment discretion entirely to a third party. In such account, the Supervised Person or Access Person cannot exercise any investment discretion in the purchase or sale of Securities.

“Firm” means SafeGuard Asset Management, LLC and, if applicable, each affiliated entity under common control, which are engaged in the business of providing investment advisory or management services.

“Fund” means any pooled investment vehicle (e.g., a private fund vehicle) to which the Firm provides investment advisory or management services.

“Initial Public Offering” or “IPO” means an offering of Securities registered under the Securities Act (as defined below), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act (as defined below).

“Non-Reportable Securities” excludes exchange traded-funds (“ETFs”) and closed-end mutual funds (which are Reportable Securities, as defined below) but includes: (i) direct obligations of the United States federal government; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

(iii) shares issued by money market funds; (iv) shares issued by open-end registered investment companies (e.g., open-end mutual funds), other than Funds advised or underwritten by the Firm or an affiliate; or (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by the Firm or an affiliate.

“Personal Trading Account” means a personal investment or trading account of a Supervised Person or Access Person or a related account. Specifically, Personal Trading Account includes: (i) trusts for which a Supervised Person or Access Person acts as trustee, executor, custodian or discretionary manager; (ii) accounts for the benefit of the Supervised Person or Access Person’s spouse or minor child; (iii) accounts for the benefit of a relative living with the Supervised Person or Access Person; and (iv) accounts for the benefit of any person to whom the Supervised Person or Access Person provides material financial support.

A Personal Trading Account may also include an investment or trading account over which a Supervised Person or Access Person exercises control or provides investment advice or a proprietary investment or trading account maintained for the Firm or its Supervised Persons and Access Persons.

“Private Placement” means an offering of Securities that is exempt from registration under the Securities Act, pursuant to Section 4(2) or Section 4(6) or pursuant to Rules 504, 505 or 506 of Regulation D.

“Reportable Securities” see Securities, defined below.

“SEC” means the U.S. Securities and Exchange Commission.

“Security” or “Securities” means any, or a combination of any, note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof) or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or, in general, any interest or instrument commonly known as a “security” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of or warrant or right to subscribe to or purchase any of the foregoing. For purposes of this Code, all “Securities” are deemed to be “Reportable Securities.”

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser. This may also include all temporary workers, consultants, independent contractors, and anyone else designated by the Chief Compliance Officer. For purposes of the Code of Ethics (the "Code"), such ‘outside individuals' will generally only be included in the definition of a supervised person, if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The Chief Compliance Officer shall make the final determination as to which of these are considered supervised persons.

Other capitalized terms used herein may be defined elsewhere in the Code or have the meaning given to such term under applicable law.

I.	General

A.	Statement of General Principles

Pursuant to Section 206 of the Advisers Act, this Code is predicated on the principle that the Firm owes a fiduciary duty to any entity to which the Firm provides investment advisory or management services, including its Funds. The interests of the Funds must always be recognized, respected and take precedence over the personal interest of Supervised Persons. In any decision relating to personal investments or other matters, Supervised Persons must assiduously avoid serving their own personal interests ahead of any Fund’s interests, taking inappropriate advantage of their position with the Firm or taking inappropriate advantage on the Firm’s behalf.

It is critical that Supervised Persons avoid any situation that might present, or appear to present, any actual or potential conflict of interest with the interests of the Funds, or compromise or appear to compromise, Supervised Persons’ ability to exercise fully their independent best judgment for the benefit of the Funds. Accordingly, all Personal Trading Account activity, and Supervised Persons’ activities generally, must comply fully with both the letter and spirit of this Code and the principles described herein. Moreover, Supervised Persons are required to comply with all applicable securities laws, rules and regulations and must report promptly any violations of securities laws, rules or regulations of this Code to the CCO.

Disciplinary actions for failure to comply with the Code may include cancellation of personal trading transactions, disgorgement of profits from such transactions, suspension of personal trading privileges, suspension of employment or termination of employment. The CCO will determine, in consultation with the principals of the Firm, what disciplinary and remedial action is warranted, taking into consideration the relevant facts and circumstances, including the severity of the violation, possible harm to the Funds and their investors and whether the Supervised Person has previously engaged in any improper conduct. Ultimately, however, the decision whether to impose disciplinary action or remedial measures and sanctions, and the nature of such disciplinary actions or remedial measures and sanctions, rests with the CCO.

B.	Initial and Annual Acknowledgment

The Code is an integral part of the Firm’s compliance program. The Code may be revised and supplemented from time to time.

Each Supervised Person upon hire will be setup in the BasisCode system, an online compliance portal. The Supervised Person is required to complete and electronically sign the “Initial Certification - Code of Ethics” acknowledging that he or she has received a copy of the Code and certifying that he or she has read and understands the Code and agrees to abide by its provisions. Thereafter, each Supervised Person shall, at least annually, complete and electronically sign (within the BasisCode system) the Firm’s “Annual Certification – Code of Ethics” reaffirming, among other things, that he or she continues to abide by the Code’s provisions and that he or she has reported all Securities transactions, with the exception of transactions in Non-Reportable Securities.

C.	Reporting Violations of the Code of Ethics

All Supervised Persons must promptly report any violations of the Code to the CCO. Any violations reported to, or independently discovered by, the CCO shall be promptly reviewed, investigated and reported to the Firm’s principals.

All reported Code violations will be treated as being made on an anonymous basis. Any retaliation for reporting a violation of the Code will constitute a further violation of the Code, as well as a possible violation of the anti-retaliation provisions of the SEC’s Whistleblower Rule, Section 21F of the Securities Exchange Act. For more information, please refer to the “Whistleblower Policy” in the Firm’s compliance manual.

II.	Supervised Persons’ Conduct

A.	Conflicts of Interest

It is the policy of the Firm that all Supervised Persons conduct the business affairs of the Firm in accordance with the highest principles of business ethics and in such manner that no conflict of interest, actual or potential, can be construed. All Supervised Persons should promptly report to the CCO any situation or circumstance which may give rise to a potential conflict of interest within 10 days of the commencement of employment or as soon as they become aware that a potential conflict may exist.

B.	Outside Business Activities

Business activities other than employment at the Firm may present conflicts of interest. Such instances may include, but are not limited to: (i) serving as an officer, director, trustee or partner of any business organization; (ii) participating as a member of a limited liability company or a limited partner of a limited partnership; or (iii) serving as a supervised person or consultant, a teacher or lecturer, a publisher of articles or a radio or television guest. Accordingly, each Supervised Person must disclose upon hire all outside business activities to the CCO, and prior to engaging in any new outside business activity, must seek approval from the CCO by submitting an Outside Business Activity Approval Form within the BasisCode system.

The CCO will determine whether permission to engage in the outside activity should be granted or denied, based on a consideration of the nature of the outside activity, the number of hours involved, the amount of compensation and any other factors that in the CCO’s discretion may be relevant.

Under no circumstances may a Supervised Person represent or suggest that his or her association with any outside business activity in any way reflects the approval by the Firm of that organization, such organization’s securities, its manner of doing business or any person connected with such organization or its activities.

C.	Gifts and Entertainment

In light of the nature of the Firm’s business, its fiduciary obligations to the Funds, as well as the regulatory environment in which the Firm conducts its business, the Firm has adopted this Gifts and Entertainment policy to impose limits on, and monitor the nature and quantity of, “business-related” gifts, gratuities and entertainment. “Business-related” gifts, gratuities and entertainment are those that the Firm’s Supervised Persons give to, or receive from, a person or firm that: (i) conducts business with or provides services to the Firm; (ii) may do business or is being solicited to do business with the Firm; or (iii) is associated with an organization that conducts or seeks to conduct business with the Firm. In addition, Supervised Persons may not be compensated, directly or indirectly, except by the Firm or when otherwise approved by the Firm (including approval by the CCO or others, as provided elsewhere in this Code).

This policy is not intended to prevent Supervised Persons from giving or receiving gifts, gratuities or entertainment, provided that such gifts and entertainment are not extravagant, costly, lavish or excessive. The policy is intended to ensure that the practice of giving and accepting gifts, gratuities or entertainment is not abused and does not compromise the integrity, objectivity or fiduciary responsibilities of the Firm or its Supervised Persons, create an appearance of impropriety or raise potential conflicts of interest. For purposes of this policy, value is the higher of cost or fair market value. Gifts and entertainment among Supervised Persons are not subject to the guidelines set forth below. Supervised Persons must always act in the best interests of the Firm and should not accept any gifts that would have the likelihood of, or appear to influence any, business decisions of, or relationships with, the Firm.

All “business-related” gifts, irrespective of amount, must be disclosed on the Quarterly Transaction Report.

If there is any question as to the scope or application of this policy, Supervised Persons should consult with the CCO.

1.	Required Gift and Entertainment Approvals

a.	Offering and Accepting Gifts

A “gift” refers to any object or thing of value provided for the recipient’s personal use or enjoyment. If, for example, the giver of tickets for an event does not intend in advance to be present at such event, then the tickets will be deemed a gift. Each Supervised Person may offer or accept business-related gifts of up to $100 in value per individual Gift to or from any third party with whom the Firm conducts business, or could reasonably expect to conduct business, without the prior written approval of the CCO. For individual gifts that exceed this threshold, Supervised Persons must submit a Gifts and Entertainment Approval Request in the BasisCode system. If the request is denied by the CCO, the gift must be returned to the sender.

b.	Offering and Accepting Entertainment

“Entertainment” refers to meals, sporting events or other entertainment events where the giver intends to participate in or attends the event with the recipient (e.g., accompanies the recipient of baseball tickets to the game). If the giver intends to participate in the event, then such an event will be deemed entertainment. Each Supervised Person may offer or accept business-related entertainment of up to $300 per person in value to or from any third party with whom the Firm conducts business, or could reasonably expect to conduct business, without the prior written approval of the CCO, provided that the Supervised Person and the business associate both attend and that such entertainment is not so frequent, costly, lavish or excessive as to raise questions of impropriety. For entertainment that is expected to exceed this threshold, Supervised Persons must submit a Gift and Entertainment Approval Request in the BasisCode system. Each Supervised Person is expected to use professional judgment in entertaining and being entertained by a business associate. If there is any question as to whether a specific entertainment event can be accepted or given, the CCO should be consulted.

Supervised Persons may attend seminars sponsored or paid for by any third party with whom the Firm conducts business, or could reasonably be expected to conduct business, provided that attendance at the seminar is not so costly or the event so lavish as to raise conflict of interest issues. If there is any question as to whether such an event may raise conflict of interest issues, the CCO should be consulted.

Supervised Persons must always act in the best interests of the Firm and should not accept or provide any entertainment that would have the likelihood of, or appear to influence any, business decisions of, or relationships with, the Firm.

All entertainment, irrespective of value, must be reported on the Quarterly Transaction Report.

c.	Prohibited Conduct

No gift or entertainment should ever be accepted with the expectation of any quid pro quo from the Firm or any Supervised Person. Supervised Persons are prohibited from giving, and must tactfully refuse, any gift of cash, gift certificate or cash equivalents.

Furthermore, to ensure compliance with the Foreign Corrupt Practices Act (“FCPA”), Supervised Persons are prohibited from directly or indirectly paying or giving, offering or promising to pay, give or authorize or approving such offer or payment, of any funds, gifts, services or anything else of any value, no matter how small, or seemingly insignificant, to any Government Official (as such term is defined under the FCPA) for any business or Firm-related reasons. For more information, please refer to the Foreign Corrupt Practices Act section of the Firm’s compliance manual.

2.	Political Contributions / Pay-to-Play

Rule 206(4)-5 under the Advisers Act (the “Pay-to-Play Rule”) addresses practices commonly known as “pay-to-play”, where an investment adviser or its Supervised Persons directly or indirectly make contributions or other payments to certain U.S. public officials with the intent of generating investment advisory business. The Pay-to-Play Rule has three key elements:

○	It prohibits an investment adviser from providing advisory services for compensation – either directly or through a pooled investment vehicle – for two years, if the adviser or certain of its executives or employees make a political contribution to an elected official who is in a position to influence the selection of the adviser.

○	It prohibits an advisory firm and certain executives and employees from soliciting or coordinating campaign contributions from others – a practice referred to as “bundling” – for an elected official who is in a position to influence the selection of the adviser. It also prohibits solicitation and coordination of payments to political parties in the state or locality where the adviser is seeking business.

○	It prohibits an adviser from paying a third party, such as a solicitor or placement agent, to solicit a government client on behalf of the investment adviser, unless that third party is an SEC-registered investment adviser or broker-dealer subject to similar pay to play restrictions.

a.	Definitions

For purposes of this Political Contributions policy, the following definitions apply:

“Political Contribution” means a contribution to any candidate or official for federal, state or local public office. Specifically, a Political Contribution is any gift, subscription, loan, advance, deposit of money or thing of value made for the purpose of supporting a candidate for or influencing an election to office. This includes, for example, repaying a candidate’s campaign debt incurred in connection with any such election or paying the transition or inaugural expenses of the successful candidate for any such election. “Political Contribution” also includes “in- kind” and monetary contributions to a candidate or official, as well as indirect contributions (e.g., contributions made at the behest of a Supervised Person through a family member or friend). This term includes contributions made to a political action committee (as defined below).

“Political Fundraising” means to fundraise and/or communicate, directly or indirectly, for the purpose of obtaining or arranging a Political Contribution or otherwise facilitate the Political Contributions made by other parties.

“Political Action Committee” or “PAC” means an organization that raises money privately to influence elections or legislation. Contribution to a PAC may not be prohibited, but in all instances, Supervised Persons must obtain prior approval of such Political Contributions to PACs from the CCO. Any questions regarding whether a contribution to an organization requires pre-clearance under this policy should be directed to the CCO.

“Solicitation Activity” means coordinating, or soliciting any person or PAC to make, any (i) Political Contributions; or (ii) payments to a political party of a state or locality where the Firm is providing or seeking to provide investment advisory services to a government entity.

“State officials” means any person, who was, at the time of the political contribution or gift, a candidate for governor, treasurer or a legislative seat.

b.	Political Contributions

The rule includes a de minimis provision that permits contributions of up to $350 for candidates for whom the contributor is entitled to vote, and $150 for candidates for whom the contributor is not entitled to vote.

Political contributions or gifts from the Firm, its Covered Persons and solicitors to persons who may be in a position to affect the award of business to Amberwave may raise various legal and regulatory issues. For instance, the SEC as well as many states and municipalities have rules disqualifying an adviser from managing assets for certain governmental entities if the adviser, any employee or a Amberwave solicitor has contributed to certain political organizations, candidates or state officials for office.

To avoid violating such rules, as well as to avoid the appearance of impropriety, all political contributions must be in compliance with the following procedures:

Pre-Approval of Contributions in Excess of $150.00 – When making contributions personally or on behalf of the Firm, Covered Persons must be sensitive when considering a contribution to a political party, PAC or person who is, or may in the future be, in a position to affect the award of business to the Firm. Therefore, prior to making any political contribution or gift (including subscriptions, loans or deposit of money or anything of value given) to any political party (e.g., Republican, Democratic, Independent), Political Action Committees (“PAC”) or to any state official as defined by this policy in excess of $150 (whether in a lump sum or series of contributions in any calendar year), the employee should seek approval from the CCO or his or her designee by submitting a request through the BasisCode system.

c.	Disclosure

All political contributions must be in compliance with the following procedures:

Quarterly Reporting - All Supervised Persons will be requested to include on their Quarterly Transaction Report their political contributions during the quarter for them and any person living in the same household or to whom the Supervised Person provides material financial support. These contributions may include subscriptions, loans or deposits of money or anything of value given to any political party (e.g., Republican, Democratic, Independent), PAC or to any state official as defined by this policy.

The quarterly report will ask the Supervised Person to disclose the name of recipient, amount of the contribution or gift value, office and state of the campaign and the date of the contribution. Additionally, each Supervised Person will indicate whether they are entitled to vote for the recipient of their political contribution.

Reporting by New Hires – Any potential new hire is required to disclose all political contributions for the two-year period prior to the date of employment.

Separation of Political and Employment Activities - All political activities of Supervised Persons must be kept separate from employment and expenses may not be charged to the Adviser. Supervised Persons may not conduct political activities during working hours or use the Adviser’s facilities for political campaign purposes.

3.	Corporate Contributions

Supervised Persons may not use personal or corporate funds to make Political Contributions on behalf of or in the name of the Firm. Further, the Firm will not reimburse Political Contributions made by Supervised Persons. All requests for Political Contributions to be made on behalf of or in the name of the Firm should be directed to the CCO.

4.	Charitable Contributions Distinguished

Contributions to a charity are not considered Political Contributions unless made to, in the name of or to a fund controlled by a federal, state or local candidate or official. This policy is not intended to impede legitimate, charitable fund-raising activities. Any questions regarding whether an organization is a charity should be directed to the CCO.

5.	International Contributions

Political Contributions by the Firm or Supervised Persons to politically connected individuals or entities, anywhere in the world, with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

III.	Prevention and Detection of Insider Trading

The Firm’s business may require Supervised Persons to deal with highly confidential or sensitive information. The misuse of such information, which is also known as material non-public information, may violate federal and state securities laws as well as other regulatory requirements. Such misuse may also damage the reputation and financial position of the Firm and its Supervised Persons and therefore must be avoided.

The misuse of material non-public information is generally known as “insider trading”. Insider trading is not explicitly defined in securities laws; however, it has been interpreted to mean trading on the basis of material non-public information for profit or to avoid loss. Securities laws have been interpreted to prohibit trading while in possession of material non-public information, whether received directly or indirectly or communicating material non-public information to others in breach of a fiduciary duty.

The Firm forbids all Supervised Persons from trading for the Firm, on behalf of the Funds, oneself or for others on the basis of material non-public information. Furthermore, communicating material non-public information to others, except as provided below, is expressly forbidden. The Firm’s policy extends to activities within and outside a Supervised Person’s relationship with the Firm.

Violations of this policy may include stringent penalties, in addition to disciplinary actions that may be taken by the Firm. Supervised Persons may face monetary penalties of up to three times the illicit profits gained or losses avoided, as well as disgorgement of profits or losses avoided from such transactions, disbarment from the securities industry and/or incarceration. In addition, the Firm may face monetary penalties and reputational damage.

It is the responsibility of each Supervised Person to notify the CCO immediately if they have come into possession of material non-public information. If a Supervised Person has questions as to whether he or she is in possession of material non-public information, the Supervised Person should consult with the CCO. For more information, please refer to the section on material non-public information in the Firm’s compliance manual.

IV.	Personal Trading Policies and Procedures

Rule 204A-1 under the Advisers Act requires the Firm’s Code to impose certain restrictions on the personal securities trading of Supervised Persons and Access Persons and any family member living in the same household or to whom the Supervised Person or Access Person provides material financial support. Such restrictions include obtaining pre-approval for certain trades or private transactions and reporting certain trading activities and Securities holdings.

Pursuant to Rule 204A-1, the following Personal Trading Policy is designed to prevent potential legal, business or ethical conflicts and to minimize the risk of unlawful trading in any Personal Trading Account and guard against the misuse of confidential information. All personal trading and other activities of Supervised Persons and Access Persons and any family member living in the same household or to whom the Supervised Person or Access Person provides material financial support, must avoid any conflict or perceived conflict with the interests of the Firm, the Funds and the investors in the Funds.

Supervised Persons and Access Persons are expected to devote their time during the course of the business day to the business of the Firm. The Firm discourages, and monitors for, excessive personal trading that would distract Supervised Persons and Access Persons from their daily work responsibilities.

A.	Prohibited Transactions

Rule 17j-1 prohibits fraud by Supervised Persons in connection with their purchase or sale of a "security held or to be acquired" by the fund. The securities that are subject to the rule's anti-fraud provision include any option to purchase or sell, and any security that is exchangeable for or convertible into, any security that is held or to be acquired by a fund.  A "security held or to be acquired" by a fund includes a security that (i) is held or is being considered for purchase by the fund or its investment adviser for the fund at the time of the transaction, or (ii) was held or was considered for purchase by the fund or its investment adviser for the fund at any time during the 15 days before the transaction.

B.	Pre-Clearance Procedures

Supervised Persons must obtain pre-clearance from the CCO before buying, selling or otherwise directly or indirectly acquiring any beneficial ownership in any Initial Public Offering (“IPO”) or in a private placement, interest in a private fund (i.e., hedge fund or private equity fund) or interest in a private company all require pre-clearance., for any account over which he or she has discretionary authority or for any account in which he or she has or, as a result of a transaction, will acquire any direct or indirect beneficial ownership.

In determining whether approval should be granted, the CCO will consider all relevant facts, including whether:

(i)	the Supervised Person has material nonpublic information about the issuer of the security;

(ii)	the transaction would usurp an opportunity that properly belongs to the Funds; or

(iii)	the transaction would otherwise violate the provisions of the Code of Ethics;

The CCO retains the right to deny pre-clearance for any reason whatsoever, without disclosure of the basis for the denial to the Access Person.

All Personal Securities Trading Approval Forms will be retained in the BasisCode system, with such forms indicating whether Supervised Person’s or Access Person’s request for pre-clearance have been approved or denied. When submitting requests, Supervised Persons and Access Persons are required to certify that they do not possess material non-public information or have any other reason preventing them from engaging in the requested transaction.

The CCO will promptly notify the Supervised Person or Access Person of the Firm’s approval or denial of the requested transaction by sending notification to the Supervised Person or Access Person. Once pre-clearance for a transaction is granted, the transaction must be executed within 48 hours. If the transaction is not executed or is only partially executed within the approved timeframe, a new pre-clearance request must be submitted to the CCO prior to executing or continuing the transaction.

All notifications of approval or denial of pre-clearance to enter into a personal Securities transaction issued by the CCO are confidential. Supervised Persons and Access Persons are prohibited from disclosing such approvals or denials to other Supervised Persons and Access Persons.

C.	Personal Trading Accounts

Supervised Persons and Access Persons are required to report to the CCO, upon hire and at least annually thereafter, all Personal Trading Accounts of the Supervised Person or Access Person and all Securities held in these accounts. Additionally, upon opening or closing a Personal Trading Account, Supervised Persons and Access Persons are required to notify the CCO accordingly by email or in writing. Each Supervised Person shall report all private securities transactions that are not reflected in the account statements of such Personal Trading Accounts to the CCO promptly.

D.	Investments in Limited Offerings and Initial Public Offerings

No Supervised Person or Access Person shall acquire, directly or indirectly, any Beneficial Ownership in any limited offering or initial public offering (an “IPO”) without first obtaining prior approval of the CCO in order to preclude any possibility of the Supervised Person or Access Person profiting improperly from his or her position with Firm. The CCO shall obtain from the Supervised Person or Access Person the full details of the proposed transaction and decide whether any Funds have any foreseeable interest in purchasing such security.

E.	Reporting

In order to provide the Firm with information to enable it to determine with reasonable assurance of any indications or the appearance of a conflict of interest with the investment activity of the Funds, each Supervised Person and Access Person must submit the following reports to the CCO showing all transactions in which the Supervised Person or Access Person and any family member living in the same household or to whom the Supervised Person or Access Person provides material financial support, has or by reason of such transaction acquires, any direct or indirect Beneficial Ownership.

1.	Quarterly Transaction Reports

Supervised Persons and Access Persons are required to provide complete copies of periodic statements for all for all Personal Trading Accounts of themselves and any family member living in the same household or to whom the Supervised Person or Access Person provides material financial support. Such statements must be received by the CCO or a designated third-party, no later than thirty days after the end of each calendar quarter. If their trades do not occur through a broker-dealer (i.e., purchase of a private investment fund), such transactions shall be reported separately at the time of the transaction and a record of such investment will be retained accordingly. Supervised Persons and Access Persons may choose to setup direct data feeds with their broker-dealers via the BasisCode system. When direct data feeds are used, the Supervised Person or Access Person is responsible for the monitoring and ongoing maintenance of such direct data feeds.

Quarterly transactions reports must contain the following information:

(1) The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved;

(2) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(3) The price of the Covered Security at which the transaction was effected;

(4) The name of the broker, dealer or bank with or through which the transaction was effected; and

(5) The date that the report is submitted by the Supervised Person or Access Person.

2.	Initial and Annual Holdings Reports

New Supervised Persons and Access Persons will be required to report (via BasisCode system) all of their personal securities holdings no later than ten days after the commencement of their employment. The initial holdings report must be current as of a date not more than 45 days prior to the date the person becomes a Supervised Person or Access Person with the Firm. Annually thereafter, existing Supervised Persons and Access Persons are required to provide the Firm with a complete list of Reportable Securities holdings, no later than 45 days after calendar year end.

The initial holdings report must contain the following information:

A) The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

(B) The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

(C) The date that the report is submitted by the Supervised Person or Access Person.

Annual Holdings Reports must contain the following information (which information must be current as of a date no more than 30 days before the report is submitted):

(A) The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership;

(B) The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and

(C) The date that the report is submitted by the Supervised Person or Access Person.

F.	Review

On at least a quarterly basis, or at any other time as may be prudent, the CCO shall review the personal trading activity of all Supervised Persons and Access Persons. The CCO will closely monitor the investment activity of Supervised Persons and Access Persons to detect any abuses.

G.	Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal trading very seriously. The Firm reserves the right to prevent purchases or sales of a Security by a Supervised Person or Access Person for any reason it deems appropriate. In the event that the Firm’s personal trading policies are not complied with, the Firm reserves the right to impose various sanctions on Supervised Persons and Access Persons that violate the Code. Such remedial action may include restrictions on future personal trading by the Supervised Person or Access Person, monetary fines, disgorgement of profits, reprimand or termination.